Exhibit 99.1

FORM 51-102F3
NATIONAL INSTRUMENT 51-102
MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF NI 51-102
FILED VIA SEDAR
Item 1.	Name and Address of Company

Olympus Pacific Minerals Inc.
Suite 500 - 10 King Street East
Toronto, Ontario M5C 1C3

Item 2.	Date of Material Change

A material change took place on March 23, 2009.

Item 3.	News Release

On March 23, 2009, a news release in respect of the material change was released by telecopier through the facilities of Marketwire.

Item 4.	Summary of Material Change

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5.	Full Description of Material Change

A full description of the material change is contained under Item 4.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

The report is not being filed in reliance on section 7.1(2) or (3) of National
Instrument 51-102.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

David A. Seton
Chairman and Chief Executive Officer
T: (416) 572-2525

Item 9.	Date of Report

March 26, 2009

SCHEDULE “A”

NEWS RELEASE

OLYMPUS INCREASES GOLD RESOURCES IN VIETNAM TO 1.61 MILLION OUNCES

HIGHLIGHTS:

•	A 64% upgrade of Gold Resources at Bong Mieu East has increased total Resources in Vietnam to 1.61 million ounces, thus, doubling the Company’s Resource base in the last three years.

•	This upgrade brings Olympus’ total published Resources at the Bong Mieu Gold Property to 961,340 ounces. The Resources at the Phuoc Son Gold Property remain at 647,110 ounces.

•	A Preliminary Financial Assessment of Bong Mieu East is currently being undertaken and a recalculation of the Phuoc Son Resource is scheduled for mid-year following recent step-out drilling programs

Toronto, March 23, 2009- Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") is pleased to report significant increases to the mineral resource at the Bong Mieu East Gold-Tungsten deposit as outlined in a Technical Report prepared by Terra Mining Consultants and Stevens & Associates (“TMC/SA”). The full text of the report is will be available on the Sedar website: (www.sedar.com) within 45 days of this Press Release.

TMC/SA reviewed exploration results and resource calculations undertaken by Olympus staff and verified the results as accurately calculated and presented.

The Bong Mieu property is located in the southeast corner of Quang Nam Province of central Vietnam, some 70 km south of the port city of Danang and 20 km southwest of the provincial capital Tam Ky. The property hosts four known gold deposits, - Ho Gan, Ho Ray, Thac Trang and Nui Kem.

Bong Mieu East

The TMC/SA report will focus on the Bong Mieu East and will undertake the auditing function for the Mineral Resource estimates prepared by Olympus staff, validating the block model tonnages and grades. TMC/SA classified the Resources using the CIMM standards as required by NI 43-101.

Measured and Indicated Resource categories at Bong Mieu East are increased to 145,270 ounces (Measured Resources total 55,700 ounces and Indicated Resources total 89,580 ounces). Inferred Resources total 208,450 ounces.

Using values of US$210/MTU for Tungsten and US$880/oz for gold, at Bong Mieu East, the value of the Tungsten and Fluorine credits contained within the deposit, give a contained gold equivalent in Measured and Indicated Resources of 170,110 ounces (Measured 32,340 ounces Indicated 52,380 ounces). The Inferred Resource is 85,390 ounces.

Northwest Prospects
Significant alteration with anomalous gold values to 26.90 g/t Au
Total Resource Measured+Indicated+Inferred 434,750 ounces Gold plus Gold Equivalent
Bong Mieu Office
East Deposits
Plant Site
Ho Ray
West Prospects
Antiform
Thac Trang
Central Deposit
Significant alteration with anomalous gold values to 2.20 g/t Au
Underground Deposit
Total Resource Measured + Indicated + Inferred 47,650 ounces Gold
Total Historical Resource Measured + Indicated + Indicated 362,600 ounces
Suoi Tre Prospect
Channel samples assayed gold values between 2.85 to 12.1 g/t Au over 0.45 to 1.15m width
2 kilometres
N
Ore Trend
Prospect Areas
Delineated Resource/Reserve
Nui Kem Current Working
Targeted Resource Extension
Haul Road
Historical Resource

The TMC/SA report reviews and compares historical resource estimates, estimation methodology and comparative estimates while detailing the methodology used to make the Resource Estimate summarize in the Table below:

	Tonnes (t)	Au		W	Au
Category		(g/t	)	(ppm)	Equivalent
					Ounces
Measured	876,100	1.98		1,227	88,040
Indicated	1,765,600	1.58		986	141,950
Measured+Indicated	2,641,700	1.71		1,066	229,990
Inferred	4,663,000	1.39		609	293,840

Data Analysis and Resource Calculation Methodology

The statistical analyses and block model calculation methodology used by Olympus and detailed in the TMC/SA report are listed in that report.

•	A 10 g/t Au top cut and 0.5g/t lower cutoff were employed throughout.

•	Densities for calculating tonnage were 1.97 g/cm3 for the oxidized ore and 2.81 g/cm3 for fresh ore.

•	Block models were created in Gemcom. The mineralized zone wire frames were filled with 2m x 2m x 2.0m model cells

•	The Mineral Assay, and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand, performed assays using the Fire Assay method on 50 grams of prepared sample. The Thailand Departments of Industrial Works and Ministry of Industry certify the MAS laboratory.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of producing gold from its reserves, making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

David Seton, Chairman and Chief Executive Officer
Jim Hamilton, VP Investor Relations
T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4502

www.olympuspacific.com

Unless otherwise, noted, the technical information in this release has been prepared by and reviewed by Mr. TRP (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined by National Instrument 43-101.

Statements in this release that is not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management Discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should any of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are recommended not to place reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.